Exhibit 99.1

China Nepstar Chain Drugstore Schedules Annual General Meeting of Shareholders for October 25, 2013

Shenzhen, China, September 25, 2013 – China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), the largest drugstore chain in China based on the number of directly operated stores, today announced that it will hold its Annual General Meeting of Shareholders (“AGM”) for the fiscal year ended December 31, 2012 on October 25, 2013 at 10:00 a.m. Beijing Time. The AGM will be held at the meeting room of the Company at 6th Floor, Tower B, Xinnengyuan Building, Nanhai Road, Nanshan District, Shenzhen, Guangdong Province 518054, People’s Republic of China.

At the AGM, the chief executive officer, Mr. Fuxiang Zhang, will provide the report of the Company for the fiscal year ended December 31, 2012. The Company welcomes all shareholders of record at the close of business on September 30, 2013 to attend the AGM.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is the largest retail drugstore chain in China based on the number of directly operated stores. As of June 30 2013, the Company had 2,071 stores across 75 cities, one headquarter distribution center and 16 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Contacts

Zixin Shao

China Nepstar Chain Drugstore Ltd.

Chief Financial Officer

+86-755-2641-4065

ir@nepstar.cn

Dixon Chen

Grayling

Investor Relations

+1-646-284-9403

dixon.chen@grayling.com

Ivette Almeida

Grayling

Media Relations

+1-646-284-9455

ivette.almeida@grayling.com